

Eric Ralls

Founder/CEO at PlantSnap and Earth.com

PlantSnap • Thunderbird School of Global Management

Telluride, Colorado • 0 👥

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Experience



Founder/CEO

PlantSnap

Jul 2012 – Present • 4 yrs 9 mos



Founder/CEO

Earth.com

Oct 2016 – Present • 6 mos



Founder/CEO

GreenAtom

Aug 2014 – Present • 2 yrs 8 mos



Founder/CEO

redOrbit

Oct 2002 – Jan 2014 • 11 yrs 4 mos

Education



Thunderbird School of Global Management

1996 – 1997



Vanderbilt University

Bachelor of Arts (B.A.), Double major: Japanese Language and Literature/Psychology

1989 – 1993

Following



Leadership & Management

24,006,840 followers



Thunderbird School of Global Management

42,108 followers



Thunderbird School of Global Management

39,781 followers



Technology

19,965,738 followers



Social Media

15,743,209 followers



Big Ideas & Innovation

21,140,632 followers

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